Filed Pursuant To Rule 433

Registration No. 333-278880

July 23, 2024

Grayscale Ethereum Mini Trust (Ticker: ETH) and Grayscale Ethereum Trust (Ticker: ETHE) Begin Trading on NYSE Arca as Spot Ethereum ETPs

Grayscale Investments’® Newest ETPs Have Launched on NYSE Arca Under Tickers ‘ETH’ and ‘ETHE’

STAMFORD, Conn., July 23, 2024 (GLOBE NEWSWIRE) -- Grayscale Investments®, the world’s largest crypto asset manager*, offering more than 20 crypto investment products, today announced that Grayscale Ethereum Trust (Ticker: ETHE) and Grayscale Ethereum Mini Trust (Ticker: ETH) have begun trading on NYSE Arca as of 4:00 AM ET today as spot Ethereum ETPs following the recent regulatory approval by the U.S. Securities and Exchange Commission (SEC). The launch and commencement of trading for ETH and ETHE represents a groundbreaking achievement for Grayscale’s clients and the broader Ethereum community.

Grayscale Ethereum Mini Trust (“ETH”) and Grayscale Ethereum Trust (“ETHE”) are not funds registered under the Investment Company Act of 1940 and are not subject to regulation under the Investment Company Act of 1940, unlike most mutual funds or ETFs. Investing involves significant risk, including possible loss of principal. The Trusts may not be suitable for all investors.

ETHE has become the largest spot Ethereum ETP with $9.19B AUM as of July 23, 2024, and has come to market with an established and diverse investor base across retail and institutional investors alike.

ETH launched today as a lower fee** spot Ethereum ETP through the innovative mechanics of initial seeding by distributing 10% of ETHE's underlying Ethereum. As such, ETH has commenced trading as the second largest spot Ethereum ETP*, with a uniquely diversified investor base, and $1.02B AUM as of July 22, 2024. ETHE’s distribution event is colloquially known as a “spin-off,” and is a corporate action that is not expected to be a taxable event for ETHE nor any beneficial owner of ETHE shares as of the previously announced Record Date of July 18, 2024. Investors are encouraged to consult a tax advisor for related tax guidance.

"The Grayscale team could not be more excited for ETH and ETHE to begin trading today as spot Ethereum ETPs on NYSE Arca,” said Grayscale Senior Managing Director, Global Head of ETFs David LaValle. “Spot Ethereum ETPs will provide U.S. investors, financial professionals, and asset allocators reliable and convenient access to Ethereum for the first time in the familiar, time-tested ETP wrapper. This is a huge milestone for investors and the ETF market, and demonstrates Grayscale’s ongoing commitment to advancing digital asset investing in the United States.”

Grayscale remains committed to addressing increasing investor and market demand for Ether by expanding its range of Ethereum-focused investment products – aiming to build a product suite that can cater to investors' unique needs at every stage of their Ether investing journey. Grayscale has been and remains unwaveringly focused on working constructively with its investors, partners, regulators, and policymakers to help deepen the understanding of Ethereum and the Ethereum fee protocol to expand familiar access to the second largest crypto asset by market cap***.

“ETH and ETHE will allow investors to invest in Ethereum's potential to create markets, transform financial systems, utilize Decentralized Finance (DeFi), and drive innovation through the trusted ETP wrapper -- without the need to buy, store, or manage Ethereum directly,” said Grayscale Managing Director and Head of Distribution and Strategic Partnerships John Hoffman. “Client demand is growing alongside the maturation of the crypto asset class, and Grayscale is proud to offer pioneering financial products that provide our clients’ choice when considering convenient, registered exposure to crypto assets, like Ethereum."

For additional information about ETH, please visit: https://etfs.grayscale.com/eth For additional information about ETHE, please visit: https://etfs.grayscale.com/ethe.

*By AUM as of July 22, 2024

**Low cost based on gross expense ratio at 0% for the first six months of trading for the first $2.0 billion. After the fund reaches $2.0 billion in assets or after a 6-month waiver period, the fee will be 0.15%. Brokerage fees and other expenses may still apply. See prospectus for additional fee waiver information.

*** By Market Cap as of July 22, 2024

NO OFFER OR SOLICITATION
This communication is for informational purposes, solely in your capacity as a shareholder of ETHE, and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No shareholder approval of the distribution is required by applicable law, and we are not seeking ETHE shareholder approval.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
A definitive information statement on Schedule 14C will be furnished to ETHE shareholders for the purpose of informing ETHE shareholders of the distribution, in substantial compliance with Regulation 14C of the Exchange Act. The information statement will describe the Grayscale Ethereum Mini Trust, risks of owning shares of the Grayscale Ethereum Mini Trust and other details regarding the distribution, and will be made available on our website at www.grayscale.com/documents#regulatoryfilings. ETHE shareholders will not need to pay any consideration, exchange or surrender existing ETHE shares, or take any other action to receive shares of the Grayscale Ethereum Mini Trust in connection with the distribution.

Grayscale Ethereum Trust (ETHE) and Grayscale Ethereum Mini Trust (ETH) (collectively the “Trusts”) have filed registration statements (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectuses in the registration statements and other documents the Trusts have filed with the SEC for more complete information about the Trusts and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Trusts or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101. Foreside Fund Services, LLC is the Marketing Agent for the Trusts.

Investing involves significant risk, including possible loss of principal. The Trust holds Ethereum; however, an investment in the Trust is not a direct investment in Ethereum. There is no certainty that an active trading market for shares will develop or be maintained which will adversely affect the liquidity of shares of the Trust.

Grayscale Ethereum Trust and Grayscale Ethereum Mini Trust Risk Disclosures:
An investment in the Grayscale Ethereum Trust or Grayscale Ethereum Mini Trust may be deemed speculative and is not intended as a complete investment program. An investment in ETHE or the Grayscale Ethereum Mini Trust should be considered by persons financially able to maintain their investment and who can bear the risk of total loss associated with an investment in ETHE or the Grayscale Ethereum Mini Trust. Extreme volatility of trading prices that many digital assets, including Ethereum, have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of ETHE and the Grayscale Ethereum Mini Trust and the shares could lose all or substantially all of their value. Digital assets represent a new and rapidly evolving industry. The value of ETHE and the Grayscale Ethereum Mini Trust depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset. Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset. Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets. The value of ETHE and ETH relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors.

A registration statement related to Grayscale Ethereum Mini Trust has been filed with the SEC but has not yet become effective. An investment in the Grayscale Ethereum Mini Trust cannot be made, nor money accepted, until the registration statement is effective. An investor should consider the investment objectives, risks, and charges and expenses of the Grayscale Ethereum Mini Trust carefully before investing. A preliminary prospectus which contains this and other information about Grayscale Ethereum Mini Trust may be obtained by emailing info@grayscale.com. The information in the preliminary prospectus is not complete and may be changed. The final prospectus should be read carefully before investing, and when available may be obtained from the same source. This communication is not an offer to sell shares and is not soliciting an offer to buy shares in any state where the offer or sale is not permitted.

Grayscale Investments, LLC is the Sponsor of Grayscale Ethereum Trust and Grayscale Ethereum Mini Trust.

About Grayscale Investments®
Grayscale enables investors to access the digital economy through a family of future-forward investment products. Founded in 2013, Grayscale has a proven track record and deep expertise as the world's largest crypto asset manager. Investors, advisors, and allocators turn to Grayscale's private placements, public quotations, and ETPs for single asset, diversified, and thematic exposure. Grayscale products are distributed by Grayscale Securities, LLC (Member FINRA/SIPC).

Media Contact
Jennifer Rosenthal
press@grayscale.com

Grayscale Ethereum Trust (the Trust) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.